

April 11, 2012

Via e-mail
Mr. Edward Farrell
Chief Accounting Officer, Controller and Interim Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **AllianceBernstein Holding L.P.**
> **AllianceBernstein L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 10, 2012**
> **File Nos. 1-9818 and 0-29961**

Dear Mr. Farrell:

We have reviewed your response to our comment letter dated March 15, 2012 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Critical Accounting Estimates – Goodwill, page 57

We note your disclosure on page 20, which indicates your results of operations could be adversely affected as a result of goodwill impairments. We also note that your largest equity services continue to underperform in the current economic environment. Please identify and provide the following disclosures in future filings:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- Describe and disclose the actual assumptions used in your estimated fair value determinations, including your discount rate, revenue and income growth rates, terminal value growth rate, and any other key growth rates and assumptions used in your analysis.

- A discussion of any uncertainties associated with each of your key assumptions.

- A discussion of whether the assumptions and methodologies used in the current year have changed since the prior year, highlighting the impact of any changes.

Please reference Item 303 of Regulation S-K for guidance and provide us with a copy of your proposed disclosure revisions as part of your response.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief